Exhibit 99.1

Copa Holdings Announces Second Quarter Financial Results Release Schedule

PANAMA CITY, July 8, 2026 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Second Quarter 2026
Date:	August 5, 2026
Time:	After US market close
This release will be available on our website:	https://ir.copaair.com/financial-information/quarterly-results

Earnings Conference Call and Webcast
Date:	August 6, 2026
Time:	11:00 AM US ET (10:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BI7731c79e95974416b07d2c80288ff022
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations

We encourage our listeners to join the conference via webcast. To ensure a smooth experience, please access the website and complete registration/software installation prior to the scheduled start time.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.

CPA-G

Investor Relations
investor.relations@copaair.com